U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   Form 10-SB

GENERAL FORM OF  REGISTRATION  OF  SECURITIES  of small  business  issuers Under
          Section 12(b) or (g) of the Securities EXCHANGE Act of 1934

                                 GBO CORPORATION
                 (Name of Small Business Issuer in its charter)

                                     Nevada
         (State or other jurisdiction of incorporation or organization)

                                   80-0011246
                      (I.R.S. Employer Identification No.)

                             4213 North Tabor Street
                               Mesa, Arizona 85215
               (Address of principal executive offices) (Zip Code)

                                 (480) 832-0094
                           (Issuer's telephone number)

         Securities to be registered under Section 12(b) of the Act: |_| Securities to be registered under Section 12(g) of the Act: |X|

             Title of each class to be so registered: Common Stock,
                           $0.001 par value per share



                                TABLE OF CONTENTS
                                                                            Page
Part I     ................................................................... 2

Item 1.    Description of Business.............................................2
Item 2.    Plan of Operation...................................................3
Item 3.    Description of Property.............................................6
Item 4.    Security Ownership of Certain Beneficial Owners and
           Management..........................................................6
Item 5.    Directors, Executive Officers, Promoters and Control Persons........6
Item 6.    Executive Compensation..............................................7
Item 7.    Certain Relationships and Related Transactions......................7
Item 8.    Description of Securities...........................................7

Part II    ....................................................................8

Item 1.    Market Price of and Dividends on the Registrant's Common Equity
           and Other Shareholder Matters......................................18
Item 2.    Legal Proceedings...................................................9
Item 3.    Changes in and Disagreements with Accountants.......................9
Item 4.    Recent Sales of Unregistered Securities.............................9
Item 5.    Indemnification of Directors and Officers..........................10

Part F/S .....................................................................10

Financial Statements .........................................................10

PART III .....................................................................21

Index to Exhibits ............................................................21
Signatures ...................................................................21

To simplify the language in this Registration Statement, GBO Corporation is referred to herein as the "Company" or "We."

                                     PART I

Item 1.  Description of Business.

Business Development.

We were incorporated in the State of Nevada on January 18, 2002. We have not been involved in any bankruptcy, receivership or similar proceeding. We have not been involved in any material reclassification, merger consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business.

Business of Issuer.

We are a development stage company. Our activities have been limited to capital formation and corporate organizational matters. To date, we have conducted no business, research or developmental activities. We have never had any specific products or offered services.

We can be defined as a "shell" company whose sole purpose at this time is to locate and consummate a reverse merger or reverse acquisition with an unidentified private entity (hereinafter referred to as the "business opportunity").

We are voluntarily registering a class of our securities on this Form 10-SB registration statement, although we are not required to do so pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"). U.S. Securities and Exchange Commission ("the Commission" or "Commission") approval of a Form 10-SB will obligate us to file reports subject to Exchange Act Section
13. If we become a reporting company, we may be able to attract a business opportunity candidate that wishes to achieve the status of an Exchange Act registered corporation and of establishing a public market for its common stock. There can be no assurance, however, that the foregoing assumption is correct.

We have neither conducted, nor have others made available to us, market research indicating whether any demand exists for such transactions. Moreover, we do not have, and do not plan to have, or plan to establish, a marketing organization. Even if demand for such a business opportunity is identified, there is no assurance that we will be successful in its completion.

Competition.

We are and will continue to be a limited competitor in the business of seeking business opportunities with private companies. A large number of established and well-financed entities, including venture capital firms, are active in reverse mergers and reverse acquisitions of companies. These firms are in a better competitive position than our company to attract desirable business opportunity candidates. Nearly all such entities have significantly greater experience and financial resources, technical expertise and managerial capabilities. Consequently, we will be at a competitive disadvantage in identifying and successfully completing possible business opportunities.

Intellectual Property.

We have no patents, trademarks, licenses, franchises, concessions, royalty agreements or labor contracts.

Government Regulation.

We cannot anticipate or determine the effect of many possible governmental regulations, including environmental laws, because we have not determined the type of business we will be engaged in. The proposed business activities described herein classify us as a "blank check" company. Many states have enacted statutes, rules and regulations limiting the sale of securities of

"blank check" companies. We do not intend to undertake any offering of our securities, either debt or equity, until such time as we have successfully implemented our business plan, described herein. We are not making a "blank check" offering; we are registering a class of our securities on this Form 10-SB registration statement. We currently have no plans to conduct a "blank check" offering. However, upon consummation of a business opportunity, our business opportunity candidate may elect to do so.

The transferability of our common stock is limited because a significant number of states have enacted regulations or "blue sky" laws restricting or, in many instances, prohibiting, the initial sale and subsequent resale of securities of "blank check" companies within that state. The following states have enacted such regulations: Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, Florida, Georgia, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Maryland, Massachusetts, Michigan, Missouri, Nebraska, Nevada, New Jersey, New York, North Dakota, Ohio, Oregon, Pennsylvania, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virginia and Washington.

In addition, many states, while not specifically prohibiting or restricting securities of "blank check" companies, may not register our securities for sale or resale due to other state rules and regulations. We are unable to accurately predict which states may prohibit sales or resales of securities of a "blank check" company. Therefore, we currently have no plans to register any of our securities for sale within any particular state. To ensure that no state laws are violated through the resales of our securities, we will refuse to register the transfer of any of our securities to residents of any state, which prohibits such resale, if no applicable resale exemption is available. We do not anticipate that a secondary trading market for our securities will develop in any state until a business opportunity is consummated, if at all.

Federal and state tax consequences will likely be major considerations in any business opportunity that we may undertake. Such transactions may be structured so as to result in tax-free treatment to both companies. We intend to structure business opportunities which minimize the federal and state tax consequences of both our Company and the target entity; however, there can be no assurance that the business opportunity will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non- qualifying reorganization could result in the imposition of both federal and state taxes, which may have an adverse effect on both parties to the transaction.

Companies subject to Exchange Act Sections 13 and 15(d) are required to provide information about significant acquisitions, including certified audited financial statements of the acquired company for one, two or three years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some business opportunities to prepare audited financial statements may preclude consummation of an otherwise desirable business opportunity.

Employees.

We currently have no full-time employees. There are no collective bargaining agreements or employment agreements with William D. O'Neal, our President and Sole Director. Mr. O'Neal is involved in other full-time business activities. Mr. O'Neal is engaged in the full-time practice of law with a private law firm, and directs our operations on a part time basis. Mr. O'Neal receives no compensation for his services.

Item 2.  Plan of Operation.

We have no operations or revenues. If this registration statement clears Commission comments, in the next twelve months we plan to seek business opportunity candidates. Otherwise, we expect to remain without operations and without accepting offers from any business opportunity candidate.

We currently have no particular contemplated business opportunity. As of the date of this registration statement, we have not entered into negotiations regarding any business opportunity. None of our management, affiliates or any promoters have engaged in any preliminary contact or discussions with any representative of any other company regarding any business opportunity between us and such other company.

We will not restrict our business opportunity search to any specific business, industry, or geographical location. We may participate in virtually any kind of business. We anticipate that we will participate in only one potential business opportunity, since we have no assets and limited financial resources. To date, we have not developed any criteria for the selection of business opportunities. Our management will have complete discretion selecting an appropriate business opportunity.

Available business opportunities may occur in many different industries, which are in various stages of development. Accordingly, comparative investigation and analysis of such business opportunities is difficult and complex. We do not and will not have any capital to attract the owners of business opportunities who desire significant cash or other assets. However, we believe that the opportunity to acquire a controlling ownership interest in a publicly registered company may attract a business opportunity that does not wish to incur the cost and time involved in an initial public offering or registration as a fully reporting public company. The owners of the business opportunities will, however, incur significant legal and accounting costs associated with Commission and state reporting requirements, agreements and other documents. The Exchange Act specifically requires that any business opportunity candidate comply with all applicable reporting requirements, including filing reports of material events, periodic reports and annual reports with accompanying audited financial statements. Our management has not conducted market research and is not aware of any market data that would support any such perceived benefits for a business opportunity owner.

Our plan of operations will be conducted through the efforts of William D. O'Neal, and will not require any additional funds. It is anticipated that Mr. O'Neal will furnish our Company with business opportunity candidates. We do not plan to use any notices or advertisements in our search for business opportunities. Mr. O'Neal (or persons under his direction) will investigate specific business opportunities and negotiate, draft and execute relevant agreements, disclosure documents and other instruments.

We will not be able to expend a significant amount of funds on a complete and exhaustive investigation. Moreover, we may not discover certain adverse factors regarding such a business opportunity due to our limited business experience in such matters.

We will incur nominal expenses in implementing our business plan, which will be paid by our present management as interest-free loans to the Company. However, we expect that repayment of these loans will be derived solely from consummation of a business opportunity. The repayment of any loans made to the Company will not impede, or be made conditional in any manner to, consummation of a business opportunity.

We believe that there is a demand by non-public corporations for shell corporations that are publicly held registered companies. We believe that demand for shell corporations has increased dramatically since the Commission imposed stringent requirements on "blank check" companies pursuant to Regulation 419 of the Securities Act of 1933 (the "Act"). The foregoing regulation has substantially decreased the number of "blank check" offerings filed with the Commission and, as a result, has stimulated an increased demand for shell corporations. However, there is no assurance that the foregoing assumption is accurate or correct.

Prior to making a decision to recommend to shareholders participation in a business opportunity, we plan to obtain written materials regarding the business opportunity including, a description of products, services and company history; management resumes; financial information; available projections with related assumptions; evidence of existing patents, trademarks or service marks or rights thereto; present and proposed forms of compensation to management; a description of transactions between the prospective entity and our affiliates during relevant periods; a description of present and required facilities; an analysis of risk and competitive conditions; and other relevant information.

We currently do not plan to raise capital by any means whatsoever. Further, prior to the location of a business opportunity, we have no plans, proposals, arrangements or understandings with respect to the sale or issuance of additional securities. We anticipate that any securities issued as a result of consummation of a business opportunity will be issued in reliance upon a registration exemption under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of our transaction, we may agree to register all or a part of such securities immediately after the business opportunity is consummated or at specified times thereafter. If such registration occurs, (of which there can be no assurance) it will be undertaken by the surviving entity after we have successfully consummated a business opportunity, and we are no longer considered a "shell" company.

Until such time as this occurs,  we will not attempt to register any  additional securities. The issuance of substantial additional securities and their potential sale into any trading market which may develop in our securities may have a depressive effect on the future value of our securities, if such a market develops, of which there is no assurance. The completion of any business opportunity may result in a significant issuance of shares and substantial dilution to our present stockholders.

We do not plan to make any significant changes in the number of company's employees. According to contractual terms contemplated between our company and the business opportunity, our present management and shareholders will likely loose control of our Company. In addition, our directors may resign and be replaced by new directors without a shareholder vote of our shareholders or may sell their stock in the Company.

We seek to expand our operations through consummation of a currently unidentified business opportunity, which entails risks that purchasers of our securities will not have a basis to evaluate. We plan to expand our operations with companies that will complement or enhance our Company's business. We cannot assure that we will be able to ultimately affect any such business opportunity or integrate a business or its operations into our Company. Consequently, there is no basis to evaluate the specific merits or risks of any potential business opportunity that we may undertake.

Item 3.  Description of Property.

We currently have no material assets, lease or any real or personal property. We currently occupy office space owned by our President, William D. O'Neal, without charge, at 4213 North Tabor Street, Mesa, Arizona 85215.

There are no preliminary agreements or an understanding regarding the office facility after the business opportunity is completed. Upon closure of a business opportunity, we plan to relocate to our business opportunity office.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

As of January 31, 2002, there were 20,000,000 shares of our common stock, $.001 par value outstanding. The following tabulates holdings of our shares by each person who, subject to the above, at the date of this registration, holds of record or is known by our management to own beneficially more than 5.0% of the common shares and, in addition, by all of our directors and officers individually and as a group. To the best of our knowledge, each named beneficial owner (1) has sole voting and investment power with respect to the shares set forth opposite his name.

Security Ownership of Beneficial Owners(2):

Beneficial Owner     Class    Amount       Nature of Ownership      Percentage
-----------------    ------   ----------   -------------------      ----------
William D. O'Neal    Common   19,120,000   Direct                   95.6%
Director/President
4213 N. Tabor St.
Mesa, AZ 85215
--------------------------------------------------------------------------------

Security Ownership of Management(2):

Beneficial Owner     Class    Amount        Nature of Ownership     Percentage
-----------------    ------   ----------   -------------------      ----------
William D. O'Neal    Common   19,120,000   Direct                   95.6%
Director/President
4213 N. Tabor St.
Mesa, AZ 85215
--------------------------------------------------------------------------------
TOTAL
Common Shares      20,000,000
Officers and Directors        19,120,000     Direct                  95.6%
--------------------------------------------------------------------------------

(1) Pursuant to Rule 13-d-3 under the Securities Exchange Act of 1934, as amended, beneficial ownership of a security consists of sole or shared voting power (including the power to vote or direct the voting) and/or sole or shared investment power (including the power to dispose or direct the disposition) with respect to a security whether through a contract, arrangement, understanding, relationship or otherwise. Unless otherwise indicated, each person indicated above has sole power to vote, or dispose or direct the disposition of all shares beneficially owned. We are unaware of any shareholders whose voting rights would be affected by unity property laws.

(2) This table is based upon information obtained from our stock records. Unless otherwise indicated in the footnotes to the above tables and subject to community property laws where applicable, we believe that each shareholder named in the above table has sole or shared voting and investment power with respect to the shares indicated as beneficially owned.

Change of Control.

There are currently no arrangements that would result in a change of control of our Company. A business opportunity involving the issuance of our common shares will, in all likelihood, result in shareholders of a private company obtaining a controlling interest in our Company. Any such business opportunity may require our management to sell or transfer all or a portion of our common shares held by them, or resign as members of our Board of Directors. The resulting change in control of our Company could result in the removal of all or some of our present management and a corresponding reduction or elimination of their participation in the future affairs of our Company.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.

William D. O'Neal, 42 years of age, is an Officer and Sole Director. Mr. O'Neal has served as our Sole Director since January 18, 2002 His current term as

Director expires, subject to re-election, on January 17, 2003. Mr. O'Neal has served as President since his election on January 18, 2002. Mr. O'Neal holds a B.A. degree from Berklee College of Music, and a J.D. degree from the University of Oregon School of Law. He has been a practicing attorney since 1991. Over the past five (5) years, Mr. O'Neal has served as General Counsel to a publicly traded corporation in Phoenix, Arizona, and is currently a partner in a Phoenix-based private law firm. Mr. O'Neal is a member in good standing of the State Bar of Arizona.

Other than those mentioned above, we have no employees and do not anticipate hiring any in the future. There are no family relationships among our officers, directors, or nominees for such positions. None of our directors, executive officers, promoters or control persons has been involved in any legal proceedings material to the evaluation of the ability or integrity of any of the aforementioned persons.

Item 6.  Executive Compensation.

-----------------------------------------------------------------------------------------
Summary Compensation Chart:   Annual Compensation   Long Term Compensation
-----------------------------------------------------------------------------------------
                          Salary    Bonus    Other  Restricted     Options   L/Tip   All
Name & Position           Year    ($)   ($)   ($)   Stock Awards     ($)      ($)    Other
-----------------------------------------------------------------------------------------
William D. O'Neal         2002     0     0     0          0           0        0      0
Sole Director/President
-----------------------------------------------------------------------------------------

Item 7.  Certain Relationships and Related Transactions.

We have not and do not intend to enter into any transactions with our management or any nominees for such positions. We have not and do not intend to enter into any transactions with our beneficial owners. We are not a subsidiary of any parent company. We issued 19,120,000 shares of our common stock to William D. O'Neal, our President and Sole Director, for his services rendered in formation and organization of our Company. We also issued 250,000 shares of our common stock to Nick Pelletiere for services rendered in the formation and organization of the company (See Item 10. Recent Sales of Unregistered Securities). Other than this transaction, we have not entered into transactions with any promoters.

Our management is involved in other business activities and may, in the future become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between us and their other business interests. We have not formulated a policy for the resolution of such conflicts. We will not merge into or acquire another company in which our management or affiliates or associates directly or indirectly have an ownership interest.

Item 8. Description of Securities.

Qualification.

The following statements constitute brief summaries of the material information in our Articles of Incorporation and Bylaws.


Common Stock.

Our Articles of Incorporation authorize us to issue up to 25,000,000 common shares, $.001 par value per common share. There are currently 20,000,000 shares of common stock outstanding. All outstanding common shares are legally issued, fully paid and non-assessable.

Liquidation Rights.

Upon liquidation or dissolution,  each outstanding common share will be entitled
to  share  equally  in  our  assets  legally   available  for   distribution  to
shareholders after the payment of all debts and other liabilities.

Dividend Rights.

There are no limitations or restrictions upon the rights of the Board of Directors to declare dividends, and we may pay dividends on our shares in cash, property, or our own shares, except when we are insolvent or when the payment thereof would render us insolvent subject to the provisions of the Nevada Statutes. We have not paid dividends to date, and it is not anticipated that any dividends will be paid in the foreseeable future.

Voting Rights.

Holders of our common shares are entitled to cast one vote for each share held at all shareholders meetings for all purposes.

Other Rights.

Common shares are not redeemable, have no conversion rights and carry no preemptive or other rights to subscribe to or purchase additional common shares in the event of a subsequent offering.

There is no other material rights of the common shareholders not included herein. There is no provision in our charter or by-laws that would delay, defer or prevent a change in control of our Company. We have not issued debt securities.


                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

There is no established public trading market for our securities. None of our common stock is subject to outstanding options or warrants to purchase shares of the Company. We currently have no shares of preferred stock outstanding.

There are 880,000 shares of our common stock held by non-affiliates that are restricted pursuant to the Securities Act. There are 19,120,000 shares of our common stock held by William D. O'Neal, our President and Sole Director, that are restricted securities pursuant to the Securities Act. There is no common equity of our Company being offered subject to an employee benefit plan.

Blue Sky Considerations.

The laws of some states prohibit the resale of securities issued by blank check or shell corporations. We are considered a "blank check" or "shell" corporation for the purpose of state securities laws. Accordingly, it is possible that our current shareholders may be unable to resell their securities in other states. Additionally, because each state has a series of exempt securities predicated upon the particular facts of each transaction, it is not possible to determine if a proposed transaction by an existing shareholder would violate the securities laws of any particular state. If an existing shareholder or broker/dealer resells our securities in a state where such resale is prohibited, that seller or broker-dealer may be liable civilly or criminally under that particular state's laws. Accordingly, existing shareholders should exercise caution in the resale of their shares of common stock.

Penny Stock Considerations.

Broker-dealer practices in connection with transactions in penny stocks are regulated by the penny stock rules adopted by the Securities and Exchange Commission. Penny stocks generally are equity securities with a price of less than $5.00. Penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction.

These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. Our shares will likely be subject to such penny stock rules and our shareholders will, in all likelihood, find it difficult to sell their securities.

We have not applied for a listing on any public trading exchange. No market exists for our securities and there is no assurance that a regular trading market will develop, or if developed, will be sustained. A shareholder in all likelihood, therefore, will not be able to resell the securities referred to herein should he or she desire to do so. Furthermore, it is unlikely that a lending institution will accept our securities as pledged collateral for loans unless a regular trading market develops. There are no plans, proposals, arrangements or understandings with any person with regard to the development of a trading market in any of our securities.

As of the date of this registration, we had sixty-five (65) holders of record of our common stock. There is currently one class of common stock outstanding.

Item 2.  Legal Proceedings.

We are not a party to any pending legal proceeding and are not aware of any contemplated legal proceeding by a governmental authority or any other person or entity involving our Company.

Item 3.  Changes in and Disagreements with Accountants.

We have had no disagreement, resignation or dismissal of our principal independent accountant. Our principal accountant since the Company's inception has been Shelley Intl., CPA.

Item 4.  Recent Sales of Unregistered Securities.

On January 18, 2002, we issued  19,120,000 shares of our common stock to William
D. O'Neal, our President and Sole Director, for legal services rendered to our Company and costs advanced in the formation of our Company. These legal services have an approximate value of $19,120.00. In addition, on January 18, 2002, we issued 250,000 shares of our common stock to Nick Pelletiere for services rendered in the formation and organization of the company. These services have an approximate value of $250,000. In addition, on January 18, 2002, we issued 630,000 shares of our common stock to associates of Mr. O'Neal at a price of
0.01 per share at a total value of $6,000 to the Company.

The aforementioned securities were issued under the exemption from registration provided by Section 4(2) of the Act, as amended. We believed this exemption is available because these issuances were transactions not involving a public offering. There was no general solicitation or advertising used to offer our shares; each investor has a pre-existing professional and/or personal relationship with Mr. O'Neal . In addition, each investor had the knowledge and experience in financial and business matters to evaluate the merits and risks of this prospective investment and therefore was either accredited or sufficiently sophisticated to undertake such an investment. Further, securities were not offered or sold to more than thirty-five (35) unaccredited investors.

We have never utilized an underwriter for an offering of our securities. Other than the securities mentioned above, we have not issued or sold any securities.

Item 5.  Indemnification of Directors and Officers.

Our Articles of Incorporation provide that we shall have the power, in our by-laws or in any resolution of our stockholders or directors, to undertake to indemnify our officers and directors against any contingency or peril as may be determined to be in our best interests, and in conjunction therewith, to procure, at our expense, policies of insurance.

At this time, no statute or provision of the by-laws, any contract or other arrangement provides for insurance or indemnification of a controlling person, director or officer of our Company, which would affect his or her liability in that capacity.



                                       F/S

                                    GBO, INC.
                          (A DEVELOPMENT STAGE COMPANY)



                              FINANCIAL STATEMENTS
                     As of February 28 and January 18, 2002



                                       F-1


                                TABLE OF CONTENTS


                                                                            PAGE

COVER SHEET..................................................................F-1

TABLE OF CONTENTS............................................................F-2

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT.............................F-3

BALANCE SHEET, ASSETS........................................................F-4

BALANCE SHEET, LIABILITIES AND STOCKHOLDERS' EQUITY..........................F-5

STATEMENT OF OPERATIONS......................................................F-6

STATEMENT OF STOCKHOLDERS' EQUITY............................................F-7

STATEMENT OF CASH FLOWS......................................................F-8

NOTES TO FINANCIAL STATEMENTS................................................F-9

                               Shelley Intl., CPA
                                443 E. 10th Ave.
                                 Mesa, AZ 85204
                                 (480) 461-8301


                REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

To the Board of Directors
GBO Corporation

I have audited the accompanying balance sheet of GBO Corporation, (a Development Stage Company) as of January 18, and February 28, 2002 and the related statements of operations, stockholders' equity, and cash flows for the period from January 18, 2002 (inception) to February 28, 2002. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GBO, Inc, (a Development Stage Company) as of January 18, and February 28, 2002 and the related statements of operations, stockholders' equity, and cash flows for the period from January 18, 2002 (inception) to February 28, 2002 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the company will continue as a going concern. As discussed in the notes to the financial statements, the Company has no established source of revenue. This raises substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from this uncertainty.

                                                              /s/Mark Shelley
                                                              ------------------
                                                              Mark Shelley
                                                              Shelley Intl., CPA
March 21, 2002

                                 GBO CORPORATION
                          (A Development Stage Company)
                                  BALANCE SHEET
                  as of February 28, 2002 and January 18, 2002

                                     ASSETS

                                    February 28,        January 18,
                                       2002              2002
                                    ------------        -----------
CURRENT ASSETS
Cash                                       5,070                  0
                                    ------------        -----------
     Total Current Assets                  5,070                  0
                                    ------------        -----------
OTHER ASSETS                                   0                  0
                                    ------------        -----------
     Total Other Assets                        0                  0
                                    ------------        -----------
TOTAL ASSETS                               5,070                  0
                                    ============        ===========

         The accompanying notes are an integral part of these statements

                                 GBO CORPORATION
                          (A Development Stage Company)
                                  BALANCE SHEET
                  as of February 28, 2002 and January 18, 2002

                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                    February 28,        January 18,
                                         2002             2002
                                    ------------        -----------
LIABILITIES
Current Liabilities                            0                  0
                                    ------------        -----------
     Total Current Liabilities                 0                  0
                                    ------------        -----------
STOCKHOLDERS' EQUITY

     Common Stock, authorized
     25,000,000 shares of stock,
     issued and outstanding 20,000,000,
     par value $0.001 per share           20,000                  0

     Additional Paid in Capital            5,670                  0

     Deficit accumulated during the
     development stage                   (20,600)                 0
                                    ------------        -----------
Total Stockholders' Equity                 5,070                  0
                                    ------------        -----------
TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY                       5,070                  0
                                    ============        ===========

         The accompanying notes are an integral part of these statements

                                 GBO CORPORATION
                          (A Development Stage Company)
                             STATEMENT OF OPERATIONS
 for the period from January 18, 2002 to February 28, 2002 and January 18, 2002
                                 (inception) to
                                February 28, 2002

                                       Period    Period January 18,
                                     January 18,     (inception)
                                 to February 28,    to February 28,
                                       2002              2002
                                    ------------        -----------
   INCOME
       Revenue                                 0                  0
                                    ------------        -----------
   EXPENSES
       General, Selling and
       Administrative                     20,600             20,600
                                    ------------        -----------
       Total Expense                      20,600             20,600
                                    ------------        -----------
       Loss before Provision for
       Income Taxes                      (20,600)           (20,600)

       Provision for Income Taxes              0                  0

   NET INCOME (LOSS)                     (20,600)           (20,600)
                                    ============       ============

   Primary and Diluted Earnings
        (Loss) per Weighted Average
        Number of Common Shares             0.01               0.01
                                    ------------        -----------
   Weighted Average Number of
        Common Shares                 20,000,000         20,000,000
                                    ------------        -----------

         The accompanying notes are an integral part of these statements

                                 GBO CORPORATION
                          (A Development Stage Company)
                        STATEMENT OF STOCKHOLDERS' EQUITY
      for the period from January 18, 2002 (inception) to February 28, 2002


                                             Common Stock       Additional    Accumulated     Total
                                          Shares     Amount       Paid in       Deficit      Equity
                                                                  Capital
                                      ---------------------------------------------------------------
Initial Capitalization
   Stock issued for services          19,370,000     19,370                                    23,600
   Stock sales for cash                  630,000        630         5,670                       6,300

Retained Earnings (Loss)                                                                      (20,600)
                                      ---------------------------------------------------------------
Balance, February 28, 2002            20,000,000     20,000         5,670        (20,600)       5,070
                                      ===============================================================



        The accompanying notes are an integral part of these statements

                                 GBO CORPORATION
                          (A Development Stage Company)
                             STATEMENT OF CASH FLOWS
            for the period from January 18, 2002 to February 28,2002
              and January 18, 2002 (inception) to February 28, 2002

                                                     Period            Period
                                                                     January 18,
                                                January 18, to       (inception)
                                                   February 28,  to February 28,
                                                         2002              2002
                                                --------------    --------------
Cash Flows from Operating Activities

     Net Loss                                          (20,600)          (20,600)

     Consulting for stock                               19,370            19 ,370
     Changes in assets and liabilities                       0                 0
                                                --------------    --------------
Net Cash Provided by Operations                         (1,230)           (1,230)
                                                --------------    --------------
Cash Flow Used in Investing Activities                       0                 0
                                                --------------    --------------
Cash Flows from Financing Activities

         Sales of Stock                                  6,300             6,300
                                                --------------    --------------
Cash Flows from Financing Activities                     6,300             6,300
                                                --------------    --------------
Net Increase (Decrease)
Net Increase (Decrease) in Cash                          5,070             5,070
                                                --------------    --------------
Cash, Beginning of Period                                    0                 0
                                                --------------    --------------
Cash, End of Period                                      5,070            5 ,070
                                                ==============    ==============

The amount of interest paid for the period shown above was $00.00. The amount of taxes paid for the period shown above was $00.00.

Significant non cash transactions
Issuance of 19,370,000 shares of common stock for consulting services valued at 9,370.

The accompanying notes are an integral part of these statements

                                 GBO CORPORATION
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

Note 1.  GENERAL ORGANIZATION AND BUSINESS

GBO , Inc, (the Company) was organized in the state of Nevada on January 18, 2002. The Company is currently in its development stage and to date its activities have been limited to organization and capital formation. The Company currently has no operations and, in accordance with SFAS No. 7, is considered a development stage company.

Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company has no assets except cash and no debt. The relevant accounting policies and procedures are listed below.

Accounting Basis
The basis is generally accepted accounting principles.

Earnings per Share
The basic earnings (loss) per share is calculated by dividing the Company's net income (adjusted for certain dividends when paid) by the weighted average number of common shares during the year. The diluted earnings (loss) per share is calculated by dividing the Company's net income (loss) (adjusted for certain dividends and certain interest when expensed) by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted average number of shares adjusted as of the first of the year for any potentially dilutive debt or equity.

The Company has no potentially dilutive securities outstanding at the end of the statement periods. Therefore, the basic and diluted earnings (loss) per share are presented on the face of the statement of operations as the same number.

The Company has not issued any options or warrants or similar securities since inception.

Dividends
The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception.



                                       F-9

Stock Based Compensation
The Company accounts for its stock based compensation based upon provisions in SFAS

No. 123, Accounting for Stock-Based Compensation. In this statement stock based compensation is divided into two general categories, based upon who the stock receiver is, namely, 1. non-employees, and 2. employees and directors. The employees/directors category is further divided based upon the particular stock issuance plan, namely compensatory and non-compensatory. Each of these categories treats the valuation of the stock issuance for accounting purposes in a specific manner.

1. Non-employees                    the security is recorded at its fair value

2. Employees or directors
         Non-compensatory           No security  value is booked until the stock
                                    is actually paid for
         Compensatory               The  Company  may elect  between  two
                                    methods, compensation is calculated and recorded at the securities' fair value, or intrinsic value

The Company has selected to utilize the fair value method for the valuation of its securities given as compensation.

Income Taxes
The provision for income taxes is the total of the current taxes payable and the net of the change in the deferred income taxes. Provision is made for the deferred income taxes where differences exist between the period in which transactions affect current taxable income and the period in which they enter into the determination of net income in the financial statements.

Advertising
Advertising is expensed when incurred. There has been no advertising since inception.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.



F-10 NOTE 3. GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business. However the Company has no current source of revenue, nor operations. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. It is management's plan to seek additional capital through a merger with an existing operating company.

NOTE 4. STOCKHOLDERS' EQUITY

At inception the Company had 25,000,000 shares of common stock authorized. The shareholders have all of the rights afforded Nevada shareholders.

Par value is $0.001 per common share.

There are no warrants or options outstanding to acquire any additional shares of common stock.

The Company was initially capitalized on January 18, 2002. Also, $19,370 of value was given in services for which 19,370,000 shares of stock issued at par value. Afterward, 630,000 shares of common stock were sold for $6,300 ($0.01 per share) as shown in the statement of stockholders' equity.

NOTE 5. RELATED PARTY TRANSACTIONS

The Company neither owns nor leases any real or personal property. Office services are provided without charge by an officer who lives in Arizona. Such costs are immaterial to the financial statements and accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

NOTE 6.  INCOME TAXES

The Company provides for income taxes under Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. SFAS No. 109 requires the use of an asset and liability approach in accounting for income taxes. Deferred tax assets and liabilities are recorded based on the differences between the financial statement and tax bases of assets and liabilities and the tax rates in effect when these differences are expected to reverse.


                                      F-11

SFAS No. 109 requires the reduction of deferred tax assets by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. In the Company's opinion, it is uncertain whether they will generate sufficient taxable income in the future to fully utilize the net deferred tax asset. Accordingly, a valuation allowance equal to the deferred tax asset has been recorded. The total deferred tax asset is $4,525, which is calculated by multiplying a 22% estimated tax rate by the two items making up the deferred tax account, the NOL of $19,835 and the difference between tax and book net loss of $739, (which was due to the organization costs). The total valuation allowance is a comparable $4,525.

The provision for income taxes is comprised of the net change in deferred taxes less the valuation account plus the current taxes payable as shown in the chart below.

                                                          2002
         Net change in deferred taxes                   $4,525
         Valuation Account                              (4,525)
         Current taxes payable                               0
                                                        ------
         Provision for Income Taxes                          0
                                                        ------

Below is a chart showing the federal net operating losses and the year in which it will expire.

         Year                     Amount                     Expiration
         2001                     19,835                       2017

NOTE 7. OPERATING LEASES AND OTHER COMMITMENTS:

As explained in the note pertaining to related parties, the Company uses the offices of its president with no charge. The Company also has no assets, debts nor lease obligations of any kind. The five year projection of these future obligations are as followings will be zero in each year.

                             Year 1    Year 2     Year 3     Year 4    Year 5

Operating Leases, etc.          0         0          0          0         0

NOTE 8. THE EFFECT OF RECENTLY ISSUED ACCOUNTING STANDARDS

Below is a listing of the most recent accounting standards SFAS 141-144 and their effect on the Company.

SFAS 141 Business Combinations

This Statement addresses financial accounting and reporting for business combinations and supersedes APB 16 and SFAS 38. All business combinations in the scope of this Statement are to be accounted for using one method, the purchase method. The effective date for this Statement is June 30, 2001 and thereafter.

SFAS 142 Goodwill and Other Intangibles Assets

This Statement addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB 17. It addresses how intangible assets that are acquired individually or with a group (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This Statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. The effective date for this Statement is December 15, 2001.

This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement applies to all entities. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of cases. This Statement amends SFAS 19. The effective date for this Statement is June 15, 2002.

SFAS 144 Accounting for the Impairment or Disposal of Long-Lived Assets

This Statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This Statement supersedes SFAS 121, the accounting and reporting provisions of APB 30 and amends ARB 51. The effective date of this Statement is December 15, 2001.

The adoption of these new Statements is not expected to have a material effect on the Company's current financial position, results or operations, or cash flows.These standards will have an impact if the Company merges with an operating entity.

                                    PART III

                                INDEX TO EXHIBITS

Exhibit 3.1       Articles of Incorporation

Exhibit 3.2       Bylaws


                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    GBO CORPORATION

                                    By: /s/  William D. O'Neal
                                        ---------------------------------
                                             William D. O'Neal, President